Christopher Peterson +1 212.836.8861 Direct Christopher.Peterson@arnoldporter.com March 4, 2022 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549 Attn: Mr. Robert Shapiro Mr. Doug Jones Re: HF Foods Group Inc. Form 10-K for the Year Ended December 31, 2020 Filed March 16, 2021 Form 10-Q for the Fiscal Quarter Ended September 30, 2021 Filed November 15, 2021 File No. 001-38180 Dear Mr. Shapiro and Mr. Jones: On behalf of our client, HF Foods Group Inc. (“HF Foods” or the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 3, 2022 (the “Comment Letter”) with respect to the Company’s Report on Form 10-K for the year ended December 31, 2020, filed with the Commission on March 16, 2021 and the Company’s Report on Form 10-Q for the fiscal quarter ended September 30, 2021, filed with the Commission on November 15, 2021. For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

2 Form 10-K for the Years Ended December 31, 2020 and 2019 HF Foods Group Consolidated Financial Statements for the Years Ended December 31, 2020 and 2019 Notes to Consolidated Financial Statements Note 7. Business Combination with B&R Global, page F-7 1. Refer to your response to prior comment 2. It appears from your analysis of the accounting acquirer in the business combination between HF Foods Group and B&R Global there are varying factors contained in ASC 805-10-55-12 through 14 that support either HF Foods Group or B&R Global as the accounting acquirer. Relying on the guidance in ASC 805-10-25-5, ASC 810-10-05 and ASC 810-10-15-8 that state the usual condition for a controlling financial interest is ownership of a majority voting interest, it appears B&R Global shareholders’ majority share ownership in the combined entity should be given the greatest weight to identify B&R Global as the accounting acquirer. Please advise. Response: The Company respectfully provides the following as a supplement to its December 22, 2021 response to the Staff’s prior comment 2. Respectfully, the Company believes that in evaluating the combined entity immediately following the business combination, the significant minority voting interest of Mr. Zhou Min Ni and his immediate family and the fact that a majority of the board of directors were former HF Foods directors together outweigh the majority equity interest of the former B&R Global Holdings, Inc. (“B&R Global”) shareholders in the combined entity. Set forth below is a summary of the Company’s analysis of these factors in accordance with ASC 805, with relevant excerpts from ASC 805 set forth in italics and the Company’s analysis of each consideration in the context of the business combination following. As noted in the Company’s December 22, 2021 response (the “Prior Response Letter”), ASC 805-10-55-12 states, in part: In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. ASC 805-10-55-12 further indicates: Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following additional factors: ASC 805-10-55-12(a) states, in part:

3 The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities. Under the terms of the merger agreement between HF Foods and B&R Global, HF Foods issued 30.7 million shares of its common stock as consideration for the acquisition of 100% of the outstanding equity interests of B&R Global. As the Staff notes, as a result of this issuance, the former B&R Global shareholders owned 58.9% of the outstanding equity interests in the combined entity immediately following completion of the business combination, with the remaining 41.1% owned by the former HF Foods shareholders. As noted in the Prior Response Letter and discussed below, while the former B&R Global shareholders owned a majority of the combined entity immediately following the business combination, the voting agreement entered into by certain B&R Global and HF Foods shareholders prevented the B&R Global shareholders from electing a majority of the board of directors of the combined entity. Respectfully, the Company believes that the voting agreement, and the actual composition of the board of directors following the combination, indicates that the relative voting rights of the B&R Global and HF Foods shareholders was a neutral factor in determining the accounting acquirer. The following factors are also critical in determining the accounting acquirer in the business combination as the following factors diminish some of the powers that a majority in interest may otherwise exercise. ASC 805-10-55-12(b) states, in part: The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity. Mr. Ni, the founder and chief executive officer of HF Foods, together with his immediate family members, owned approximately 70.7% of the outstanding equity of HF Foods prior to the business combination. Immediately following the transaction, this group owned approximately 29.1% of the outstanding shares of the combined entity. Conversely, immediately following the business combination, 53 of the 54 former B&R Global shareholders beneficially owned between 0.053% and 3.533% of the outstanding shares of the combined entity. The one remaining former B&R Global shareholder, Spot Light Investments, LLC (“Spot Light”), a limited liability investment holding company with 25 members, owned approximately 24.31% of the outstanding equity of the combined entity. However, on March 17, 2020, all of the shares held by Spot Light were distributed to its members. Immediately following this distribution, the members of Spot Light directly owned between 0.608% and 2.144% of the outstanding shares of the combined entity with the exception of Mr. Xiao Mou Zhang and his immediate family who collectively owned approximately 8.35% of the outstanding shares of the combined entity. Additionally, no voting agreements existed among the disparate group of former B&R Global shareholders or among the members of Spot Light with respect to the shares owned by Spot Light prior to the distribution of shares to the Spot Light members.

The widely dispersed ownership, and relatively small amounts of shares owned by the former B&R Global shareholders in the combined entity, support the conclusion that only Mr. Ni and his immediate family represented an organized group of owners holding a significant minority interest.

ASC 805-10-55-12(c) states, in part:

The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

As noted in the Prior Response Letter, immediately after completion of the business combination, three of the five members of the board of directors of the combined entity were former members of the board of directors of HF Foods. Specifically, these were Mr. Ni, Mr. Ren Hua Zheng and Ms. Zhe Hui Ni, no relation to Mr. Ni.

As was also noted in the Prior Response Letter, the composition of the board of directors was determined pursuant to a voting agreement which generally provided that the respective groups of HF Foods shareholders and B&R Global shareholders that were party to the voting agreement would each be entitled to select two members of the board of directors, with the fifth member to be jointly agreed by the respective groups.

The Company respectfully advises the Staff that, taken together, the significant organized minority voting interest of Mr Ni and his immediate family and the majority board representation of former HF Foods directors, supports the Company's conclusion that HF Foods was the accounting acquirer in the business combination.

As noted above, the Company has respectfully provided the Staff with the foregoing as a supplement to its Prior Response Letter. For the Staff's convenience, the following chart summarizes the factors referenced above and in the Prior Response Letter in the Company's determination that HF Foods was the accounting acquirer in the business combination.

Factors	HF Foods	B&R Global	Neutral
Voting Interest			X
Minority Block	X		
Board Representation	X		
Management Representation			X
Premium			X
Relative Size		X	

The Company respectfully advises the Staff that in light of the foregoing factors, specifically that HF Foods issued equity as consideration for the business combination; Mr. Ni and

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5 his immediate family represented the organized group of shareholders with the largest minority voting interest in the combined entity; and a majority of the members of the board of directors of the combined entity were former board members of HF Foods, the Company determined that these factors together outweigh the majority equity interest of the former B&R Global shareholders in the combined entity. Form 10-Q for the Fiscal Quarter Ended September 30, 2021 Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations for the Three Months Ended September 30, 2021 and 2020 EBITDA and Adjusted EBITDA, page 44 2. Refer to your response to prior comment 4. Please clarify if you will not add back all legal fees in the computation of “adjusted EBITDA” and not just those associated with the continuing SEC inquiry and board committee investigation. In this regard, we note you disclose in note 18 of the Form 10-Q that “the stay of the proceedings in the second shareholder derivative case was lifted by the District Court and the case will move forward with the filing of defendants' response to the complaint” so it appears these legal expenses are recurring. Please advise and revise as appropriate. Response: The Company respectfully advises the Staff that it will not add back any legal fees in the computation of “adjusted EBITDA” in the Company’s upcoming Form 10-K filing for the year ended December 31, 2021 or in any future filings. Response to Comments Dated December 22, 2021 Additional Comments from the Company, page 8 3. You state at the end of the letter you continue to analyze an unrelated issue identified in connection with your response to the comments, and the issue has the potential to result in a restatement of your 2019 financial statements. Please tell us the nature of the issue and potential impact on the 2019 financial statements in sufficient detail as practicable. Response: The Company respectfully advises the Staff that at the date of the Prior Response Letter, the Company was evaluating whether B&R Group Realty Holding, LLC (“BRGR”) and/or its nine wholly owned subsidiary limited liability companies (“B&R Realty Subsidiaries”) were variable interest entities and should have been consolidated by the Company beginning at the date of the business combination between HF Foods and B&R Global (i.e. November 4, 2019) through January 17, 2020 (which is the date that the Company legally acquired the assets of BRGR).

BRGR is a real estate holding company who leased warehouses to B&R Global's wholly-owned operating entities ("B&R Operating Subsidiaries") through the B&R Realty Subsidiaries as of November 4, 2019.

BRGR was formed to serve as the managing member of the B&R Realty Subsidiaries. Peter Zhang, Co-CEO of the Company upon the completion of the business combination and the former CEO of B&R Global, was also the manager (CEO) of BRGR in which he held a direct and indirect interest of 8.91% in total. The remaining equity interests were shared between approximately 50 individuals and partnerships in which no one equity holder held a majority of the interests. No other members would be considered related parties as they are not members of Management or Board of Directors of the Company.

As part of the business combination, the Company assumed the existing leases between B&R Operating Subsidiaries and B&R Realty Subsidiaries as stipulated in the table below, thereby creating a possible variable interest in BRGR.

No.	Lessor B&R Realty Subsidiaries	Lessee B&R Global Operating Subsidiaries
1.	A&Kie, LLC	R&C Trading, L.L.C.
2.	B&R Realty, LLC	Rongcheng Trading, LLC
3.	Big Sea Realty, LLC	B&L Trading, LLC
4.	Fortune Liberty, LLC	Capital Trading, LLC
5.	Genstar Realty, LLC	Win Woo Trading, LLC
6.	Hardin St Properties, LLC	Capital Trading, LLC
7.	Lenfa Food, LLC	Mountain Food, LLC
8.	Lucky Realty, LLC	Great Wall Seafood LA, LLC
9.	Murray Properties, LLC	Capital Trading, LLC

In addition, in conjunction with the business combination on November 4, 2019, the Company entered into a $155.4 million Amended and Restated Credit Agreement (the "Credit Agreement") with JPMorgan Chase Bank, N.A., jointly with BRGR and the B&R Realty Subsidiaries as borrowers.

The Credit Agreement defined (i) certain of the wholly-owned subsidiaries and affiliates of the Company as the borrowers of the $100 million Revolving Line of Credit ("RLOC"), (ii) BRGR and B&R Realty Subsidiaries (except for No. 6 Hardin St Properties, LLC) as the borrowers of the $55.4 million Real Estate Loan ("Term Loan") and (iii) all borrowers as the joint guarantors ("Guarantors") of the RLOC and Term Loan. Hardin St Properties LLC ("Hardin") was not party to the Credit Agreement since it had its own SBA loan agreement. As a result of the joint guarantee by the Company of the Term Loan for which BRGR and B&R Realty Subsidiaries were borrowers, thereby creating a variable interest in BRGR and/or B&R Realty Subsidiaries.

The Company is still evaluating this matter and the conclusion of whether to consolidate or not would not change the assessment in 1 above. If it is determined that BRGR and/or B&R Realty Subsidiaries should have been consolidated into the Company's financial statements

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7 beginning November 4, 2019 through the ultimate acquisition of BRGR’s assets on January 17, 2020, the Company would need to increase its assets (primarily property) by approximately $100 million and liabilities (primarily the Term Loan) by about $55 million in its 2019 financial statements. Any income statement impact that would result from such consolidation would be immaterial to both the 2019 and 2020 financial statements. The Company is available to discuss any of the above matters at the Staff’s earliest convenience. We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 836-8861 or Christopher.Peterson@arnoldporter.com. Very truly yours, /s/ Christopher Peterson Christopher Peterson cc: Kong Hian Lee Chief Financial Officer HF Foods Group Inc. cc: Christine Chang General Counsel and Chief Compliance Officer HF Foods Group Inc.